

Rockwell Medical, Inc.'s (RMTI) False and Misleading Claims

Richmond Brothers, Inc. is an SEC-Registered Investment Adviser.

 # DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN A FUND OR INVESTMENT VEHICLE MANAGED BY RICHMOND BROTHERS, INC., MARK H. RAVICH OR ANY OTHER PARTICIPANT IN THEIR SOLICITATION (COLLECTIVELY, "RICHMOND BROTHERS") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF RICHMOND BROTHERS, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ROCKWELL MEDICAL, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

RICHMOND BROTHERS HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG RICHMOND BROTHERS AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

RICHMOND BROTHERS SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY THIRD PARTY SEC FILING OR THIRD PARTY REPORT RELIED UPON IN GOOD FAITH BY RICHMOND BROTHERS THAT IS INCORPORATED INTO THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH RICHMOND BROTHERS BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

RICHMOND BROTHERS RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. RICHMOND BROTHERS DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.



ROCKWELL IS NOT MAKING VISIBLE PROGRESS WITH TRIFERIC

The Company calls this significant progress? Shareholders have been hearing the same noncommittal update for a long time…

"*We believe we are on the cusp of gaining this reimbursement*" – Q1 2017 Earnings Call

"*I can't predict exactly when we will secure add-on reimbursement for Triferic, but we believe we are close*" – Q4 2016 Earnings Call

"*We believe we are closer to gaining add-on reimbursement for Triferic*" – Q3 2016 Earnings Call

"*We believe we are getting closer to our goal of obtaining the appropriate reimbursement for a new, innovative therapy like Triferic*" – Q2 2016 Earnings Call

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ROCKWELL IS EXECUTING THE BEST, MOST VALUABLE STRATEGY

WE ARE MAKING SUBSTANTIAL PROGRESS COMMERCIALIZING TRIFERIC AND CALCITRIOL

We have successfully developed Triferic and have received **FDA** approval for its commercialization.
We anticipate **Triferic** will be the key growth engine for **Rockwell Medical**

WE ARE OPTIMIZING VALUE AROUND THE WORLD

❑ We continue to make significant progress in laying the foundation for Triferic's success by **actively marketing and commercializing Triferic in the United States**, which is currently the largest market in the world for dialysis products.

❑ We successfully obtained Medicare reimbursement status for Triferic, which has been approved by the Centers for Medicare & Medicaid Services ("CMS"). Triferic is eligible for reimbursement as part of the "bundled" payment received by dialysis providers.

❑ We are pursuing, and have made significant progress on securing transitional add-on reimbursement for Triferic, which is the appropriate and more valuable reimbursement at average sale price + 6% for two years outside of the bundled payment.



ROCKWELL'S STRATEGY FOR TRIFERIC IS NOT WORKING

ROCKWELL IS EXECUTING THE BEST, MOST VALUABLE STRATEGY



Triferic is Rockwell Medical's lead drug, approved by the FDA in late January 2015

Triferic is the only FDA-approved therapy indicated to replace iron and maintain hemoglobin in adult hemodialysis patients with chronic kidney disease

Triferic's unique mode-of-action enables it to deliver iron direct to the bone marrow for hemoglobin incorporation.

Rockwell is seeking add-on reimbursement for Triferic to maximize shareholder value

❑ Rockwell's add-on reimbursement strategy is the appropriate and <u>best path to maximizing value</u>

❑ To Rockwell Medical shareholders, we believe <u>the potential difference in value is exponentially higher</u>

The true way to maximize shareholder value is by launching the drug and actually generating sales revenue!

This drug has been approved for nearly 2.5 years but is still not on the market…

• On the most recent earnings call, Rockwell claims that "*add-on reimbursement for Triferic is the **absolute right thing to do.** It's right for the 470,000 dialysis patients in the U.S.*"

• **How is withholding the drug from patients in need right?**

• How many patients have had severe reactions to IV Iron (alternate treatment)? **(Something that could have been avoided if Triferic were widely available.)**

"We believe it took Amgen approximately 18 months to gain add-on reimbursement after first being denied by CMS. We are about 14 months into our initiative."
– Q1 2017 Earnings Call

According to a timeline in Rockwell's May 2017 Investor Presentation, the Company began seeking add-on reimbursement in 2015, which is longer than the 14 months Rob claims and certainly longer than the 18 months it supposedly took Amgen.



ROCKWELL DOES NOT TAKE RESPONSIBILITY FOR DELAYS

ROCKWELL IS EXECUTING THE BEST, MOST VALUABLE STRATEGY

Calcitriol is Rockwell's FDA approved generic Vitamin D injection drug for treating secondary hyperparathyroidism by increasing the absorption of calcium from the diet of dialysis patients

•

Calcitriol is expected to generate approximately $50M in annual sales

Calcitriol is expected to be ready for shipment in the second half of 2017

❑ In Late 2014 Calcitriol received FDA manufacturing approval

❑ Rockwell's FDA-approved manufacturer informed the Company they could no longer supply Calcitriol just before the commercial launch

❑ Rockwell sourced a new contract manufacturer and began the technology transfer and new FDA-approval process

❑ Rockwell is currently proceeding through the FDA approval process, including validation and stabilization verification



Drug	Pre-Clinical	Phase-1	Phase-2	Phase-3	Market Launch
Calcitriol Vitamin D injection					

Rockwell has had Calcitriol approved for nearly 3 years but it has failed to get manufacturing approval and monetize it – due to poor choices of manufacturing partners

Calcitriol failed a stability test, or in Chioini's words, *"a stability issue occurred."* – Q1 2017 Earnings Call

This led to manufacturing the product again, so *"the FDA… requested that the Company resubmit the application or the new contract manufacturer as a Prior Approval Supplement (PAS)"* – 2/21/17 Press Release

Of course, the Company believed it had done nothing wrong: *"Although we believe the initial submission contained all the information FDA required, we are complying with the Agency's request in an effort to get Calcitriol into the market as fast as possible."* – Dr. Raymond Pratt, Chief Medical Officer, 2/21/17 Press Release

In summation*: "So we've had delays in launching Calcitriol, because of contract manufacturing issues that were outside of our control."* – Robert Chioini, CEO, Q1 2017 Earnings Call

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ROCKWELL IS RESORTING TO DESPERATE TACTICS IN AN ATTEMPT TO SHOW VALUE

Is this an index created by RMTI's IR/PR firm?





Contact:

Michael Rice

LifeSci Advisors, LLC

Did Rockwell and its advisors manufacture this "index" comprised of cherry-picked companies to inflate Rockwell's relative performance?

ROCKWELL'S BOARD AND MANAGEMENT ARE BUILDING VALUE

Rockwell Medical outperformed its relevant peer group by 2290 basis points over the past three years.

Richmond Brothers compares Rockwell to the Nasdaq Biotechnology Index (NBI)*, which is comprised of an unsuitable set of peer companies for Rockwell.

A better comparison to more appropriate peers would be to the LifeSci Specialty Pharmaceutical Index, a basket of publicly traded specialty pharmaceutical stocks traded with principal listing in the U.S.

* Note: Rockwell Medical uses an NBI comparison in a performance graph contained in its Annual Report on Form 10-K because it is a widely available published industry index compliant with SEC disclosure requirements

"It is important to note that specialty pharmaceutical companies and biotechnology companies are distinctly different, with biotechnology companies typically focused on cutting edge science such as immuno-oncology, gene therapy and gene editing."
— LifeSci Index Partners



3-Year Performance Graph – RMTI vs LifeSci Specialty Pharma Index
April 25, 2014 – April 28, 2017

Normalized As Of 04/25/2014
Last Price
RMTI US Equity 86.974
.LSSPEC Index 64.0431

86.974 Rockwell
64.0431 Spec Phar

RMTI claims the NBI isn't an accurate comparison, then notes that it's a popular industry index compliant with the SEC and uses it in its own 10K that was filed just two months ago!

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RMTI CONTINUES TO MISREPRESENT THE INTENTIONS OF RICHMOND BROTHERS

ABOUT RICHMOND BROTHERS AND MARK RAVICH

Richmond and Ravich failed to share their plans and proposals with Rockwell Medical shareholders

- ❑ Richmond and Ravich have a long history of **working together and failing to inform Rockwell shareholders**
- ❑ For more than a year, Richmond and Ravich have tried to strong-arm management into a variety of sub-optimal strategies, including selling the Company and abandoning efforts to seek transitional add-on reimbursement
  - ○ In fact, Richmond and Ravich did not properly disclose that they had spoken to a private equity firm about making a large investment in Rockwell and, in combination with their stock, possibly **seeking to gain control of the Company.**
  - ○ **Richmond threaten Rockwell management that he would take the Company over in the next two years**
- ❑ Meanwhile, Richmond consistently represented to Rockwell that its investment "group" controlled 20% of Rockwell's stock (Richmond now denies it)
  - ○ We do not believe Richmond has told the truth and question whether their disclosures today are accurate
- ❑ If they didn't get what they wanted, **Richmond threatened to "go nuclear" with a costly and distracting "war"**
  - ○ Apparently, Richmond was willing to say anything to get Rockwell to bow to its demands

Richmond's plans to "gain control" of Rockwell Medical or sell the Company may benefit Richmond, but are **NOT** in the best interests of **ALL** shareholders

The only thing Richmond Brothers is guilty of is holding Rockwell's Board accountable for what a board should actually be doing.

Rockwell is Spreading Falsehoods Against Richmond Brothers and Mark H. Ravich

- **Richmond Brothers has never advocated for a sale of the Company.**

- **1 board seat out of 5 does not qualify as 'gaining control' of a company.**

- **Ravich has never been involved in a class action lawsuit.**

- **Rockwell accused Ravich of putting retailer Odds and Ends into bankruptcy, while in reality, he took over the company in December 1994 when it emerged from bankruptcy, not in 1990 as claimed by Rockwell.**

ROCKWELL IS MISLEADING SHAREHOLDERS WITH FALSEHOODS ABOUT RICHMOND AND RAVICH



❑ On March 13, 2014 Faruqi & Faruqi, LLP issued a press release announcing the investigation of Orchids Paper Company (TIS) for **potential breaches of fiduciary duties by its Board of Directors**

> *The real story: Rockwell doesn't mention that this group was unable to attract a client to pursue this matter because, in fact, there was nothing to pursue and no litigation was initiated. Faruqi & Faruqi is known to send out notices such as this frequently in an attempt to gain clients.*

❑ We believe some of Richmond's clients are unhappy with Richmond's overall investment strategy, including its concentrated ownership of Rockwell stock

> *The real story: Rockwell has absolutely no basis for making this claim.*

Richmond intentionally misrepresented his voting power to the SEC and Rockwell Medical in its federal securities filings. **After getting caught,** Richmond changed its claim, accurately reflecting that Richmond **DOES NOT** possess sole voting power.

> *The real story: <u>No intentional misrepresentation was made</u>, as the custom and practice at Richmond Brothers, Inc. has been for customers to defer to Richmond Brothers, Inc. and its principals in the voting of shares. In order to eliminate an issue in the litigation between Rockwell and us, we voluntarily amended our 13D on this point.*

A Board Characterized by Poor Corporate Goverance



ROCKWELL'S BOARD IS WELL-BALANCED, EXPERIENCED & ENGAGED

Experienced Board Members

Robert Chioini — **Founder**, Chairman and Chief Executive Officer of Rockwell Medical

Board member since March 2000

Ronald D. Boyd — **Owner and Managing Partner** of Southeast Acute Services, LLC and Southern Renal Administrations, LLC

Board member since March 2000

Patrick J. Bagley — **Senior Partner** of the law firm Bagley and Langan, P.L.L.C.

Board member since July 2005
Lead Independent Director since March 2017



+

Newly Added Industry Expertise – June 2016

Dr. Robin Smith — **President, Chairman of the Board** Stem Cell for Life Foundation

✓ Extensive strategic, operational and management experience in the biopharmaceutical industry

Board member since June 2016

Director Nominee – March 2017

David Domzalski — **President**, US subsidiary, Foamix Pharmaceuticals, Inc.

✓ Accomplished pharmaceutical executive

✓ Strategic and operational experience includes: commercial operations, clinical development, manufacturing, product development, corporate finance and business development

=

Robin Smith doesn't have the necessary experience or track record of successful results to be additive at RMTI.

Entrenched, stale Board lacking independence

Rob's former personal lawyer and decades-long friend. How is Bagley independent?

Rockwell's Board is tone deaf to shareholders, with a history of filing lawsuits to silence shareholder concerns and input.

Rockwell has <u>used litigation and the threat thereof in an attempt to coerce votes from multiple shareholders.</u>

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A Purely Reactive Response

ROCKWELL'S BOARD IS WELL-BALANCED, EXPERIENCED & ENGAGED

Proactive Governance and Compensation Changes Made by Current Board and Management in 2017:

Improved Board Composition: Added one new director (Dr. Smith 2016) and nominated a second with relevant industry experience (Mr. Domzalski 2017) ✔

Appointment of a Lead Independent Director: Position created to facilitate dialogue among independent directors and lead executive sessions ✔

Adopted a Majority Voting Policy: For the election of Directors in uncontested elections ✔

Formed Governance and Nominating Committee:
Responsible for identifying director nominees and overseeing potential risks and risk mitigation strategies, among other things ✔

Adopted Principles of Corporate Governance:
Adopted and will conduct annual review of Principles; Available to shareholders on "Investors" page of our website ✔

Adopted Stock Ownership Guidelines:
Keeping management's incentives aligned with the long-term interests of our shareholders ✔

Cap on Annual Bonus Payouts:
Encouraging practices that will lead to sustainable business performance over time ✔

2017 Annual Bonus Program:
The Compensation Committee intends to modify the structure to make it more formulaic and transparent for shareholders ✔

Adopted Claw-Back Policy; Anti-Pledging and Anti Hedging Policy ✔

Engagement of Independent Compensation Consultant:
Provides guidance on the design of plans and appropriate remuneration levels ✔

After Active Engagement with Shareholders, The Board Adjusted the Company's Proposed LTIP
Reduced shares reserved for issuance from 7.5 million to 5.0 million ✔

- **History shows that Rockwell's claims that it made proactive governance changes are false.**

- **These changes took place after we privately and then publicly called out Rockwell's poor corporate governance.**

- **Rockwell's response was purely <u>reactive</u>, and the Board cannot be trusted to continue to make governance improvements if Mark H. Ravich is not elected.**

Despite reactive half measures, Rockwell's Board is still entrenched: it retains a combined CEO/Chairman role, staggered Board, and onerous requirements for special meetings of shareholders.



DAVID DOMZALSKI IS NOT QUALIFIED TO SIT ON THE ROCKWELL BOARD

The Real Story

- **Lack of Experience – While Domzalski has worked at healthcare and pharmaceutical companies, his roles have been primarily sales and marketing focused.**

- **Lack of Accomplishment – Domzalski delivered meager sales at Leo Pharma, Inc. over the course of his short tenure.**

- **Lack of Results – Failed to bring a primary drug candidate to market at Foamix Pharmaceuticals, Ltd., leading to significant stock decline.**

- **No prior Board experience.**

ROCKWELL'S BOARD IS WELL-BALANCED, EXPERIENCED & ENGAGED

David Domzalski brings more than 20 years of critical healthcare and pharmaceutical expertise



foamix®
Pharmaceuticals

WC WARNER CHILCOTT

AZUR PHARMA


LEO

David is an accomplished healthcare and pharmaceutical executive with strategic and operational experience across key functional disciplines, including:

✓ Commercial Operations
✓ Clinical Development
✓ Manufacturing
✓ Product Development
✓ Corporate Finance
✓ Business Development
✓ Building and Restructuring Commercial Organizations

Mr. Domzalski's extensive experience in building commercial organizations and launching products within multi-cultural environments of "start-up" and established corporations will be extremely helpful to Rockwell as it commercializes Triferic globally.



THE TROUBLING FACTS ABOUT DAVID DOMZALSKI

Was Domzalski Hand-Picked by Rob Chioini? Is he truly independent?

It appears that Foamix, where Domzalski works, also has a LifeSci Advisors connection.

Contact:	US Investor Relations
Dorit Hayon	Michael Rice
Foamix Pharmaceuticals Ltd.	LifeSci Advisors, LLC
+972-8-9316233	+1- 646-597-6979
IR@foamixpharma.com	mrice@lifesciadvisors.com

The Company claims that it conducted an extensive search for David Domzalski, yet Rockwell never even interviewed the three world class people we suggested.

Rockwell was against Domzalski before it was for him: we have reason to believe that Rockwell vetted Domzalski last year and decided against him before putting Robin Smith on the Board.



Mark H. Ravich Is Right for Rockwell

✓ **Successful Investor**

- For 27 years, Mark has been an investor in medical device companies
- Mark currently serves as President of Tri-Star Management, Inc., a commercial real estate management and syndication company that he co-founded in 1998

✓ **Strong Business Acumen**

- Served as CEO and Director of Nasdaq listed Universal International, Inc., a wholesale retail company of which Mark led the IPO
- Wharton MBA, *Magna Cum Laude*

✓ **Advocate for Corporate Governance Best Practices**

- Director of Orchids Paper Products Company (NYSEMKT:TIS, $250 million cap), where he also serves as Chairman of its Governance Committee and a member of its Audit Committee
  - **Contrary to Rockwell's claims, Orchids has metrics for bonuses and stock grants, a business plan, and measures actual vs. budgeted/projected plans**

✓ **Applicable Board Experience**

- Mark is also a Director of Dilon Technologies Inc. and MR Instruments, Inc. two medical device companies.
- Serves as a Board advisor to Scidera Inc. (a genomics company)
- Served as an advisor to Sterilmed, a reprocessor of single use medical devises that was successfully sold for a large profit.



*Most importantly, **Mark is independent of Rob Chioini** and will make decisions that are in the best interest of shareholders and the Company*

Mark is clearly aligned with ALL shareholders. In fact, Mark personally owns more Rockwell stock than all of the Company's independent directors combined (who have never purchased a single share).



WHEN IT COMES TO RELEVANT EXPERIENCE, THERE IS NO COMPARISON

	Mark H. Ravich	David Domzalski
CEO of a Public Company	✔	✖
Turnaround Expert	✔	✖
Entrepreneur	✔	✖
Public Board Experience	✔	✖
Private Board Medical Experience	✔	✖
Successful Investor in Biotech/Med	✔	✖
MBA from Wharton	✔	✖
Independent from Rob Chioini	✔	**?**



Mark H. Ravich



David Domzalski

Any way you look at it, Mark H. Ravich is the clear choice.

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